Exhibit 12

Ratio of Earnings to Fixed Charges
Humana Inc.
For the quarters and six months ended June 30, 2000 and 1999
(In millions)

                                Quarters Ended           Six Months Ended
                                2000      1999           2000     1999 (a)
Earnings:
Income before income taxes    $   24    $   44         $   51   $      19
Fixed charges                     13        11             27          24
                              $   37    $   55         $   78   $      43
Fixed charges:
Interest charged to expense   $    7    $    8         $   15   $      18
One-third of rent expense          6         3             12           6
                              $   13    $   11         $   27   $      24
Ratio of earnings to
 fixed charges                   2.8       4.9            2.9          1.8

The one-third of rent expense included in fixed charges is that proportion deemed representative of the interest portion.

(a) Exclusive of the first quarter 1999 additional medical claims expense of $90 million ($57 million after tax, or $0.34 per diluted share) and a $12 million ($8 million after tax, or $0.04 per diluted share) gain on the sale of a tangible asset, the ratio of earnings to fixed charges for the six months ended June 30, 1999 would have been 5.0.